SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated February 4, 2004, regarding third quarter and nine month financial results to December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc

(Registrant)

Date	February 4, 2003	By:	/s/ Donald McPherson

Donald McPherson Assistant Company Secretary

SCOTTISH POWER plc

2003/04 NINE MONTH RESULTS including 3rd Quarter to 31 December 2003

•	Profit before tax* increased by £63 million to £651 million

•	Earnings per share* of 25.8 pence, up 9%

•	Investment of £654 million, including £283 million (43%) for organic growth

•	Dividend per share of 4.75 pence for the quarter

Quarter 3			Nine Months
2003/04	2002/03	£ million	2003/04	2002/03
1,524	1,372	Turnover	4,049	3,819

279	283	Operating profit	731	663

311	317	Operating profit excluding goodwill	830	768

226	218	Profit before tax	553	483

258	252	Profit before tax excluding goodwill	651	588

8.5	8.2	Earnings per share (pence)	20.4	17.9

10.2	10.0	Earnings per share excluding goodwill (pence)	25.8	23.6

4.75	7.177	Dividends per share (pence)	14.25	21.531

*Excluding goodwill	amortisation

ScottishPower Chief Executive, Ian Russell, said:

“Following another good quarter, earnings per share* for the year to date are up 9%, driven by our strategy of delivering continued operational improvements and additional returns from our investment programme. Our UK customer numbers grew to 4 million for the first time with over 100,000 new customers added in the quarter. For the nine months, approaching half of our capital investment of over £650 million was invested in organic growth opportunities, from which we expect to generate increasing returns in the future.”

FINANCIAL OVERVIEW

Group turnover for the nine months to 31 December 2003 grew by £230 million to £4,049 million and by £152 million to £1,524 million in the quarter. UK Division turnover increased as a result of higher retail electricity revenues and balancing activities in England and Wales, improved retail and wholesale gas revenues and higher agency sales. Infrastructure Division’s turnover increased due to higher regulated and new connection revenues. Increases in PacifiCorp’s dollar turnover, driven by growth in retail revenues, were offset by lower wholesale revenues as a result of lower volumes. PPM’s revenue improved mainly as a result of gas storage expansion and the addition of new wind generation resources. The weaker US dollar reduced sterling revenues by £144 million for the nine months but the effect on earnings was mitigated by our hedging strategy.

Operating profit for the group increased by £68 million (10%) to £731 million for the nine months, with all four businesses delivering improved results. Excluding goodwill amortisation, operating profit was £830 million for the nine months, up £62 million, (8%). In the quarter, operating profit was lower by £4 million at £279 million and, excluding goodwill amortisation, was £6 million lower at £311 million. Underlying operating profit for the quarter increased by

£24 million, with performance improvements in Infrastructure Division, UK Division and PPM being partly offset by marginally lower PacifiCorp operating profit. These improvements were offset as the prior year third quarter included an £11 million benefit relating to the first half of 2002/03, following renegotiation of the Nuclear Energy Agreement (NEA), and by the impact of the weaker US dollar on US operations of £19 million. Our financial hedging strategy and the favourable translation effect on US dollar interest charges and taxes mitigated the impact of the dollar on US operating profit.

The financial hedging strategy includes selling the dollar forward against the pound, for up to four years, to hedge expected dollar operating profits not otherwise hedged by interest paid on dollar liabilities or taxes. These forward sales, put in place at or before the beginning of the current financial year, at an effective rate of $1.41, help fully hedge the current year’s expected dollar profits, protecting earnings from the recent decline of the US dollar. The expected dollar earnings for 2004/05 have been similarly hedged, at an effective rate of approximately $1.50.

Profit before tax improved by £70 million (14%) to £553 million for the nine months. Excluding goodwill amortisation, profit before tax was up £63 million at £651 million, with our continuing businesses, including associates and joint ventures, contributing £74 million of this increase and lower interest charges contributing £3 million. This was partly offset by the contribution to last year’s operating profit from discontinued operations of £14 million. As expected, the effective rate of tax was 27%, up from 25% at December 2002, reducing earnings per share by 0.6 pence for the nine months.

Earnings per share were ahead of last year, up by 2.5 pence to 20.4 pence for the nine months. In the quarter, earnings per share were higher by 0.3 pence. Excluding goodwill amortisation, earnings per share increased by 2.2 pence to 25.8 pence for the nine months and by 0.2 pence to 10.2 pence for the quarter.

For the nine months, operating cash flow of £904 million was £26 million lower than last year mainly due to higher gas stocks, which are expected to reduce in the final quarter of the year. Interest, tax and dividend payments totalled £562 million while other net inflows which impact net debt, other than investment in assets, were £57 million. This provided cash of £399 million, which covered all of our refurbishment and upgrade capital spend and contributed to our investment in growth projects. After the benefit from the weaker US dollar of £319 million, net debt was £4,264 million at 31 December 2003, £57 million lower than at 31 March 2003. Gearing (net debt/shareholders’ funds) was 91%, compared to 93% as at 31 March 2003.

Note: ScottishPower assesses the performance of its businesses by adjusting UK GAAP statutory results to exclude items it considers to be non-recurring or non-operational. In the periods reviewed, goodwill amortisation has been excluded. We have, therefore, focused our presentation of business performance on the results excluding goodwill amortisation. Unless otherwise stated, “nine months” relates to the nine months to 31 December 2003, and “quarter” relates to the three months to 31 December 2003.

INVESTMENT

Our investment strategy is to drive the growth and development of our regulated and competitive businesses through a balanced programme of capital investment which will deliver returns ranging from allowed rates of return in our regulated businesses to higher returns in our competitive businesses. All investments are assessed on a risk adjusted returns basis, are expected to be earnings enhancing and should support our aim to retain our A- credit rating for our principal operating businesses. Capital investment totalled £654 million for the nine months and £267 million for the quarter. Our organic growth expenditure was £283 million for the nine months, of which 53% was invested in our regulated businesses and 47% in our competitive businesses and, geographically, 75% was invested in the US and 25% in the UK. Growth expenditure for the quarter was £128 million, with 83% invested in the US and 17% in the UK. These investments include the completion of windfarm projects by PPM in December 2003, which we expect to contribute attractive earnings starting in 2004. We remain on track to achieve our capital investment target of £1 billion for the full year.

DIVIDEND

In line with our stated aim, the third quarter dividend of 2003/04 will be 4.75 pence per share, payable on 15 March 2004, taking the nine months’ dividends to 14.25 pence per share. The ADS dividend rate will be confirmed in a separate announcement today.

The “Jobs and Growth Tax Relief Reconciliation Act of 2003” (the “Act”) reduces the rates of US federal income tax on dividends received by individual US shareholders from domestic corporations and “qualified foreign corporations”. Based on the Act’s legislative history and Internal Revenue Service releases, ScottishPower is a “qualified foreign corporation” as defined in the Act. As a result, in most cases our ADS holders that are individuals should be subject to the same preferential dividend tax rates as US shareholders owning shares in US-based companies. The Act only applies to individuals subject to US federal net income tax and therefore the tax position of UK shareholders is unaffected. (Please refer to the US Dividend Tax Footnote on page 8).

PACIFICORP

PacifiCorp is our regulated US business. Its strategic priorities are to:

•	Achieve ROE target/$1 billion EBIT by 2004/05

•	Manage energy risk and supply/demand balance

•	Deliver excellent customer service

•	Invest to grow the regulatory asset base, including delivery of the integrated resource plan

PacifiCorp’s operating profit improved by £30 million to £368 million for the nine months. Excluding goodwill amortisation, operating profit increased by £22 million to £462 million. For the nine months, retail sales increased due to customer and load growth of £24 million, sales mix of £12 million, favourable weather conditions of £14 million and higher regulatory recoveries of £11 million. Favourable net power costs of £5 million were offset by lower transmission revenues and a change in the timing of the receipt of synfuel royalties of £11 million. Operating efficiencies delivered £24 million of benefits. Other net expenditure increased by £31 million, due primarily to higher labour related costs of £15 million and increased depreciation of £12 million. The impact of the weaker US dollar was £26 million, which was mitigated by our hedging strategy.

In the quarter, PacifiCorp’s operating profit was lower by £18 million at £114 million and excluding goodwill amortisation, reduced by £21 million to £144 million. £18 million of this reduction was attributable to the weaker US dollar, with underlying operating profit for the quarter marginally lower year on year, as strong retail revenue growth was offset by higher depreciation and the timing of synfuel royalties.

During the quarter, the Utah Public Service Commission granted $65 million of additional annual revenue to PacifiCorp effective from April 2004. Additionally, the California Public Utilities Commission granted an annual rate increase of $2.8 million to PacifiCorp, effective from December 2003.

In December 2003, PacifiCorp filed a rate case request for $26.7 million with the Washington Utilities and Transportation Commission to recover costs related to insurance, employees and retirees, power costs and other expenses. This rate case also contains a Multi-State Process (MSP) component, which is designed to address existing and future issues regarding the allocation of costs and benefits in Washington. Similar MSP filings were made earlier in other states served by PacifiCorp.

The $34.9 million general rate case filing in Wyoming, revised from $42 million to reflect more current financial information, is progressing to schedule with hearings held in mid-January 2004. The filing was made to recover rising costs for insurance, pension funding, healthcare and other items. A final resolution on the case is expected by early March 2004 with new rates effective in late March 2004.

Our energy hedging strategy continues to be effective and our demand and supply needs have been substantially hedged through to summer 2005. Demand at that time will be supported by the commissioning of the first phase of the 525 MW Currant Creek plant and work continues to obtain formal certification to begin construction of the plant in February 2004.

PacifiCorp continued to invest in support of network safety, reliability and improved performance, including the continuing targeted investment of more than $200 million in Utah’s high-growth Wasatch Front area, which by mid-January 2004 had delivered an additional 702 MVA capacity. However, in late December 2003 and early January 2004 PacifiCorp’s network was impacted by severe storms in northern Utah and parts of Oregon and California. As some Utah customers were without power for extended periods, PacifiCorp immediately began an internal review and will report findings to regulatory officials and customers upon completion. Increased costs have been incurred as a result of the storm damage to the network and for tree trimming. Voluntary goodwill credits have been offered to those Utah customers who were without power for extended periods.

PacifiCorp’s net investment in assets for the nine months was £302 million, with £109 million (36%) of this invested for organic growth with programmes to improve network reliability and meet load growth demand. Refurbishment and other expenditure totalled £193 million and included network investment, major overhauls of generation plant, information technology and hydro relicensing.

INFRASTRUCTURE DIVISION

Infrastructure Division is our regulated UK wires business. Its strategic priorities are to:

•	Invest consistently to add future value, including supporting renewables

•	Optimise our position through the 2005 price control reviews and the introduction of BETTA

•	Deliver cost-effective, high quality customer service

Infrastructure Division’s operating profit improved by £26 million to £291 million for the nine months and by £18 million to £113 million for the quarter. For the nine months, net operating cost movements were favourable by £12 million and included further savings delivered by the asset manager / service provider model through more efficient allocation of overheads to capital projects, lower management costs and favourable timing of costs incurred. Increases in regulated revenues added £8 million and property sale gains contributed a further £6 million to operating profit. In the quarter, Infrastructure Division’s improved performance was due to reduced net operating costs described above and the timing of spend in the prior year.

Infrastructure Division invested £180 million in assets for the nine months, including £41 million (23%) in organic growth areas such as new customer connections and network reinforcement. The remaining £139 million of capital expenditure was primarily spent on refurbishing the network, including the successful overhead line modernisation programme. At the end of December 2003 a significant storm occurred in the UK including ScottishPower’s service area in central Scotland. In areas where we have invested significantly to improve infrastructure, minimal disruption occurred demonstrating the returns from investing to upgrade the network.

We are constructively engaged with Ofgem on all of the major issues for the 2005 Distribution Price Control Review including the need for a sufficient and stable return, the requirement for increased investment to secure the long-term safety, reliability and sustainability of the electricity infrastructure in Great Britain, and the development of an appropriate framework to fund infrastructure investment to facilitate renewable generation in line with Government targets. In addition, discussions are continuing on Ofgem’s proposals for a two year roll-forward of the current price control for SP Transmission from April 2005.

UK DIVISION

The UK Division is our competitive integrated generation and supply business. Its strategic priorities are to:

•	Enhance margins through our integrated operations

•	Increase the value of our customer base through targeted sales growth and improved customer service

•	Progress towards achieving 10% of electricity supply from renewable sources by 2010

The UK Division reported an increase in operating profit of £23 million to £47 million for the nine months, with operating profit lower by £4 million in the quarter at £42 million. Excluding goodwill amortisation, the operating profit was £51 million for the nine months, up £23 million and £44 million for the quarter, down by £4 million.

For the nine months, electricity margins continued to be favourable, up £27 million on the equivalent period last year, as a result of customer growth and improved margins across the integrated value chain. Gas margins increased by £4 million due to higher customer numbers and improved gas storage performance, and profits from other business activities grew by £1 million. Operating costs increased by £9 million mainly driven by investment in energy efficiency and customer capture.

Operating profit was lower in the quarter due to the timing of the NEA benefit in the previous financial year, when £11 million of the settlement benefit reflected in the third quarter results last year related to the previous two quarters. Excluding this impact, UK Division operating profit for the quarter was higher by £7 million.

The UK Division’s net capital expenditure for the nine months was £60 million, with £31 million (52%) of this invested in organic growth projects. This included the upgrade and capacity increase at the 400 MW Cruachan pumped storage hydro station and the continuing development of windfarms, such as Cruach Mhor (30 MW) and Black Law (96 MW). Other capital investment of £29 million included the Longannet generation plant refurbishment programme, designed to improve the plant’s flexibility and capability, and hydro refurbishment works at Stonebyres, Carsfad, and Earlstoun (32 MW combined) to allow the capture of Renewables Obligation Certificates (ROCs). The hydro refurbishment work is due to be completed by the end of 2004.

The UK Division reached an agreement with Scottish and Southern Energy on the early termination of the Peterhead and hydro electricity contracts that should save around £20 million a year from April 2005. The contracts’ termination will also help facilitate the introduction of BETTA in 2005.

Customer numbers continue to grow and an increase of over 100,000 in the quarter has taken our total to four million for the first time. Our cost to serve and customer retention levels continued to meet our expectations over the nine month period. These successes reflect a return on the investment previously made to transfer all domestic customers to a single billing system two years ago, together with the impact of improved Direct Debit penetration and sales of our Capped Price product.

A judicial hearing on 21 January 2004 overturned an earlier decision by Ofgem to introduce zonal transmission losses in England and Wales. The three companies behind the legal challenge, ScottishPower, Teeside Power, and Drax Power, were also awarded costs.

In January 2004, the Government announced draft proposals for the National Allocation Plan for carbon emissions under the EU Emissions Trading Scheme. The allocation of carbon allowances for ScottishPower has been calculated from recent historic average carbon dioxide emissions and provides a solid base for the continued operation of our generation portfolio in the UK. ScottishPower supports the overall Government objective of achieving a lower carbon economy, however we will continue to argue that this burden should be shared equitably across all energy sectors rather than biased to the electricity sector. We will also continue to argue that the emissions scheme should maintain an orderly wholesale market which encourages sufficient investment in new generation to ensure the ongoing security of supply in the UK.

We welcome the Government’s extension of the ROCs scheme to 2015 and will continue to work towards satisfying our Government target. Additionally we are exploring offshore opportunities and have been awarded a licence by the Crown Estates Office to develop an application for a 500 MW site off Cumbria.

PPM

PPM is our competitive US energy company. Its strategic priorities are to:

•	Continue to be a leading provider of renewable energy products

•	Grow natural gas storage and hub services business

•	Create additional value by optimising the returns from our capability across gas and power

Operating profit for PPM continued to improve, up £4 million to £25 million for the nine months and up £1 million to £10 million for the quarter. Excluding goodwill amortisation, PPM’s operating profit for the nine months was higher by £5 million at £26 million.

In the nine months, the Katy and Alberta Hub gas storage facilities contributed an additional £9 million to operating profit. New wind generation and other resources, including returns from our energy management activities, improved by £7 million. Operating costs and depreciation, which underpin the business’s growth, increased by £10 million. The unfavourable impact of the weaker dollar on operating profit was £1 million.

PPM’s capital investment for the nine months was £112 million, with £102 million (91%) of this invested in organic growth projects. The majority of this spend was incurred in new wind generation, including the Colorado Green, Moraine, Flying Cloud and Mountain View III windfarm construction projects, all of which were operating commercially by the end of the quarter and qualify for production tax credits. We will be actively working on our pipeline of development opportunities in anticipation of the extension of production tax credits.

PPM remains the second largest provider of wind energy in the US. Six scheduled projects were completed in December 2003, bringing the total wind power under PPM’s control to more than 830 MW. During calendar year 2003, PPM added 528 MW of wind power, a 174% increase over the period. PPM has a goal of 2,000 MW of wind power by 2010.

PPM’s gas storage business has performed well through its 44 BCF ownership in two facilities. In addition, PPM has increased its available gas storage capacity by 20 BCF in the next year through contracting for capacity in third-party storage facilities in western Canada, Texas and California, to be used along with its existing gas storage facilities to offer energy management and hub services to its customers.

OUTLOOK

Looking ahead, our focus remains on generating earnings growth from continued operational improvements and additional returns from our investment programme. We remain confident that our expectations for the full year will be delivered.

INVESTOR TIMETABLE

11 February 2004	Shares go ex-dividend for the third quarter
13 February 2004	Last date for registering transfers to receive the third quarter dividend
15 March 2004	Third quarter dividend payable
5 May 2004	Full Year Results

US Dividend Tax Footnote

Please note that US federal income tax treatment is dependent upon an individual’s tax circumstances. Therefore, you should consult your own tax advisor regarding the tax matters discussed in this statement or any other taxation issue. For further information on the Jobs and Growth Tax Relief Reconciliation Act of 2003, investors are encouraged to go to www.irs.gov and to consult with their tax advisor.

Safe Harbor

Some statements contained herein are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

-	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

-	the availability of acceptable fuel at favorable prices;

-	the availability of operational capacity of plants;

-	the success of reorganizational and cost-saving efforts; and

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515

Group Profit and Loss Account

for the three months ended 31 December 2003

		Three months ended 31 December
	Notes	Continuing operations and Total 2003 £m		Continuing operations and Total 2002 £m
Turnover: group and share of joint ventures and associates		1,529.4		1,379.7
Less: share of turnover in joint ventures		(5.2)		(7.5)
Less: share of turnover in associates		(0.2)		(0.2)

Group turnover	2	1,524.0		1,372.0
Cost of sales		(982.1)		(825.5)

Gross profit		541.9		546.5
Transmission and distribution costs		(155.8)		(154.5)
Administrative expenses (including goodwill amortisation)		(112.8)		(114.2)
Other operating income		5.7		5.3

Operating profit before goodwill amortisation		310.7		317.1
Goodwill amortisation		(31.7)		(34.0)

Operating profit	2	279.0		283.1
Share of operating profit in joint ventures		2.8		6.6
Share of operating profit in associates		—		0.2

Profit on ordinary activities before interest		281.8		289.9
Net interest and similar charges
—Group		(54.2)		(70.5)
—Joint ventures		(1.4)		(1.6)

		(55.6)		(72.1)

Profit on ordinary activities before goodwill amortisation and taxation		257.9		251.8
Goodwill amortisation		(31.7)		(34.0)

Profit on ordinary activities before taxation		226.2		217.8
Taxation	3	(69.7)		(65.5)

Profit after taxation		156.5		152.3
Minority interests		(1.4)		(1.4)

Profit for the period		155.1		150.9
Dividends	5	(87.3)		(132.1)

Profit retained		67.8		18.8

Earnings per ordinary share	4	8.48	p	8.18	p
Adjusting item—goodwill amortisation		1.73	p	1.84	p

Earnings per ordinary share before goodwill amortisation	4	10.21	p	10.02	p

Diluted earnings per ordinary share	4	8.20	p	8.17	p
Adjusting item—goodwill amortisation		1.65	p	1.84	p

Diluted earnings per ordinary share before goodwill amortisation	4	9.85	p	10.01	p

Dividend per ordinary share	5	4.75	p	7.177	p

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account

for the nine months ended 31 December 2003

		Nine months ended 31 December
		Continuing
		operations
		and		Continuing		Discontinued
		Total		operations		operations		Total
		2003		2002		2002		2002
	Notes	£m		£m		£m		£m
Turnover: group and share of joint ventures and associates		4,069.8		3,809.9		26.7		3,836.6
Less: share of turnover in joint ventures		(20.1)		(17.1)		—		(17.1)
Less: share of turnover in associates		(0.5)		(0.5)		—		(0.5)

Group turnover	2	4,049.2		3,792.3		26.7		3,819.0
Cost of sales		(2,509.6)		(2,335.7)		(11.4)		(2,347.1)

Gross profit		1,539.6		1,456.6		15.3		1,471.9
Transmission and distribution costs		(407.1)		(391.0)		—		(391.0)
Administrative expenses (including goodwill amortisation)		(418.7)		(434.1)		(1.3)		(435.4)
Other operating income		17.3		17.2		—		17.2

Operating profit before goodwill amortisation		829.6		754.0		14.0		768.0
Goodwill amortisation		(98.5)		(105.3)		—		(105.3)

Operating profit	2	731.1		648.7		14.0		662.7
Share of operating profit in joint ventures		2.3		3.6		—		3.6
Share of operating profit in associates		0.1		0.2		—		0.2

Profit on ordinary activities before interest		733.5		652.5		14.0		666.5
Net interest and similar charges
—Group		(176.7)		(175.8)		(3.0)		(178.8)
—Joint ventures		(4.0)		(4.6)		—		(4.6)

		(180.7)		(180.4)		(3.0)		(183.4)

Profit on ordinary activities before goodwill amortisation
and taxation		651.3		577.4		11.0		588.4
Goodwill amortisation		(98.5)		(105.3)		—		(105.3)

Profit on ordinary activities before taxation		552.8		472.1		11.0		483.1
Taxation	3	(175.9)		(146.3)		(3.4)		(149.7)

Profit after taxation		376.9		325.8		7.6		333.4
Minority interests		(4.0)		(4.1)		—		(4.1)

Profit for the period		372.9		321.7		7.6		329.3
Dividends	5	(262.2)		(397.3)		—		(397.3)

Profit /(loss) retained		110.7		(75.6)		7.6		(68.0)

Earnings per ordinary share	4	20.39	p	17.46	p	0.41	p	17.87	p
Adjusting item—goodwill amortisation		5.38	p	5.71	p	—		5.71	p

Earnings per ordinary share before goodwill amortisation	4	25.77	p	23.17	p	0.41	p	23.58	p

Diluted earnings per ordinary share	4	20.08	p					17.83	p
Adjusting item—goodwill amortisation		5.25	p					5.70	p

Diluted earnings per ordinary share before
goodwill amortisation	4	25.33	p					23.53	p

Dividends per ordinary share	5	14.25	p					21.531	p

The Notes on pages x to x form part of these Accounts.

Group Cash Flow Statement

for the nine months ended 31 December 2003

	Nine months ended 31 December
	2003 £m	2002 £m
Cash inflow from operating activities	903.7	929.4
Dividends received from joint ventures	0.3	0.7
Returns on investments and servicing of finance	(153.1)	(222.8)
Taxation	(102.1)	(142.9)

Free cash flow	648.8	564.4
Capital expenditure and financial investment	(667.7)	(536.0)

Cash flow before acquisitions and disposals	(18.9)	28.4
Acquisitions and disposals	(4.9)	1,805.1
Equity dividends paid	(307.1)	(390.7)

Cash (outflow)/inflow before use of liquid resources and financing	(330.9)	1,442.8
Management of liquid resources	(146.7)	(375.5)
Financing
– Issue of ordinary share capital	8.3	9.0
– Redemption of preferred stock of PacifiCorp	(4.6)	(5.1)
– Cancellation of swaps	76.1	—
– Increase/(decrease) in debt	436.8	(889.4)

	516.6	(885.5)

Increase in cash in period	39.0	181.8

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the nine months ended 31 December 2003

	Nine months ended 31 December
	2003 £m	2002 £m
Increase in cash in period	39.0	181.8
Cash (inflow)/outflow from (increase)/decrease in debt	(436.8)	889.4
Cash outflow from movement in liquid resources	146.7	375.5

Change in net debt resulting from cash flows	(251.1)	1,446.7
Net debt disposed	—	100.0
Foreign exchange movement	319.0	332.3
Other non-cash movements	(10.6)	(3.4)

Movement in net debt in period	57.3	1,875.6
Net debt at end of previous period	(4,321.0)	(6,208.4)

Net debt at end of period	(4,263.7)	(4,332.8)

The Notes on pages x to x form part of these Accounts.

Group Balance Sheet

as at 31 December 2003

Notes	31 December 2003 £m	31 December 2002 £m	31 March 2003 £m
Fixed assets
Intangible assets—goodwill	1,933.7	2,276.7	2,280.6
Tangible assets	8,749.8	8,816.0	9,028.7
Investments
—Investments in joint ventures:
Share of gross assets	165.6	111.1	111.9
Share of gross liabilities	(141.9)	(111.0)	(111.8)

23.7	0.1	0.1
—Loans to joint ventures	37.7	40.9	40.2

61.4	41.0	40.3
—Investments in associates	2.8	3.5	2.8
—Other investments	258.2	251.0	247.3

322.4	295.5	290.4

11,005.9	11,388.2	11,599.7

Current assets
Stocks	226.4	191.4	154.6
Debtors
—Gross debtors	1,955.8	1,785.5	1,684.5
—Less non-recourse financing	(129.8)	(159.5)	(148.2)

1,826.0	1,626.0	1,536.3
Short-term bank and other deposits	833.4	946.7	664.6

2,885.8	2,764.1	2,355.5

Creditors: amounts falling due within one year
Loans and other borrowings	(376.4)	(529.8)	(208.5)
Other creditors	(1,655.3)	(1,767.7)	(1,785.7)

(2,031.7)	(2,297.5)	(1,994.2)

Net current assets	854.1	466.6	361.3

Total assets less current liabilities	11,860.0	11,854.8	11,961.0
Creditors: amounts falling due after more than one year
Loans and other borrowings (including convertible bonds)	(4,720.7)	(4,749.7)	(4,777.1)
Provisions for liabilities and charges
—Deferred tax	(1,246.8)	(1,255.2)	(1,301.9)
—Other provisions	(554.4)	(631.0)	(610.9)

(1,801.2)	(1,886.2)	(1,912.8)
Deferred income	(576.6)	(535.9)	(558.9)

Net assets	2	4,761.5	4,683.0	4,712.2

Called up share capital	929.1	927.5	928.0
Share premium	2,271.6	2,261.9	2,264.4
Revaluation reserve	42.1	44.0	43.5
Capital redemption reserve	18.3	18.3	18.3
Merger reserve	406.4	406.4	406.4
Profit and loss account	1,032.1	952.3	977.7

Equity shareholders’ funds	4,699.6	4,610.4	4,638.3
Minority interests (including non-equity)	61.9	72.6	73.9

Capital employed	4,761.5	4,683.0	4,712.2

Net asset value per ordinary share	4	251.1	p	247.9	p	249.2	p

The Notes on pages x to x form part of these Accounts.

Approved by the Board on 4 February 2004 and signed on its behalf by

Charles Miller Smith	David Nish
Chairman	Finance Director

Notes to the Quarterly Accounts

for the nine months ended 31 December 2003

1 Basis of preparation

(a) These quarterly Accounts have been prepared on the basis of accounting policies consistent with those set out in the Directors’ Report and Accounts for the year ended 31 March 2003.

(b) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page x. The information shown for the year ended 31 March 2003 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2003 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(c) The relevant exchange rates applied in the preparation of these quarterly Accounts are detailed in Note 9.

2 Segmental information

(a) Turnover by segment

	Three months ended 31 December
			Total turnover		Inter- segment turnover		External turnover
	Note		2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
United Kingdom – continuing operations
UK Division – Integrated Generation and Supply			809.4	623.7	(3.3)	(8.1)	806.1	615.6
Infrastructure Division – Power Systems			184.5	175.8	(91.5)	(92.6)	93.0	83.2

United Kingdom total – continuing operations							899.1	698.8

United States – continuing operations
US Division
PacifiCorp			545.5	596.6	(0.5)	(0.5)	545.0	596.1
PPM			82.4	79.5	(2.5)	(2.4)	79.9	77.1

United States total – continuing operations							624.9	673.2

Total continuing operations	(i	)					1,524.0	1,372.0

	Nine months ended 31 December
			Total turnover		Inter- segment turnover		External turnover
	Note		2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
United Kingdom – continuing operations
UK Division – Integrated Generation and Supply			1,827.8	1,489.2	(19.6)	(24.7)	1,808.2	1,464.5
Infrastructure Division – Power Systems			501.4	490.7	(250.1)	(258.9)	251.3	231.8

United Kingdom total – continuing operations							2,059.5	1,696.3

United States – continuing operations
US Division
PacifiCorp			1,768.4	1,892.7	(1.6)	(2.2)	1,766.8	1,890.5
PPM			230.7	210.5	(7.8)	(5.0)	222.9	205.5

United States total – continuing operations							1,989.7	2,096.0

Total continuing operations							4,049.2	3,792.3

United Kingdom – discontinued operations
Southern Water			—	26.7	—	—	—	26.7

United Kingdom total – discontinued operations							—	26.7

Total	(i	)					4,049.2	3,819.0

(b) Operating profit by segment

	Three months ended 31 December
	Before goodwill amorti- sation 2003 £m	Goodwill amorti- sation 2003 £m	2003 £m	Before goodwill amorti -sation 2002 £m	Goodwill amorti -sation 2002 £m	2002 £m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply	43.6	(1.2)	42.4	47.4	(1.0)	46.4
Infrastructure Division—Power Systems	112.6	—	112.6	95.1	—	95.1

United Kingdom total—continuing operations	156.2	(1.2)	155.0	142.5	(1.0)	141.5

United States—continuing operations
US Division
PacifiCorp	144.0	(30.3)	113.7	165.0	(33.0)	132.0
PPM	10.5	(0.2)	10.3	9.6	—	9.6

United States total—continuing operations	154.5	(30.5)	124.0	174.6	(33.0)	141.6

Total continuing operations	310.7	(31.7)	279.0	317.1	(34.0)	283.1

	Nine months ended 31 December
	Before goodwill amorti -sation 2003 £m	Goodwill amorti -sation 2003 £m	2003 £m	Before goodwill amorti -sation 2002 £m	Goodwill amorti- sation 2002 £m	2002 £m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply	50.6	(3.6)	47.0	27.8	(3.6)	24.2
Infrastructure Division—Power Systems	291.2	—	291.2	265.5	—	265.5

United Kingdom total—continuing operations	341.8	(3.6)	338.2	293.3	(3.6)	289.7

United States—continuing operations
US Division
PacifiCorp	462.2	(94.4)	367.8	439.9	(101.7)	338.2
PPM	25.6	(0.5)	25.1	20.8	—	20.8

United States total—continuing operations	487.8	(94.9)	392.9	460.7	(101.7)	359.0

Total continuing operations	829.6	(98.5)	731.1	754.0	(105.3)	648.7

United Kingdom—discontinued operations
Southern Water	—	—	—	14.0	—	14.0

United Kingdom total—discontinued operations	—	—	—	14.0	—	14.0

Total	829.6	(98.5)	731.1	768.0	(105.3)	662.7

(c) Net assets by segment

	Note		31 December 2003 £m	31 December 2002 £m	31 March 2003 £m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply			922.4	852.2	908.4
Infrastructure Division—Power Systems			2,323.2	2,170.2	2,175.4

United Kingdom total—continuing operations			3,245.6	3,022.4	3,083.8

United States—continuing operations
US Division
PacifiCorp			6,129.7	6,741.5	6,787.2
PPM			475.7	348.2	375.8

United States total—continuing operations			6,605.4	7,089.7	7,163.0

Total continuing operations			9,851.0	10,112.1	10,246.8

Unallocated net liabilities	(ii	)	(5,089.5)	(5,429.1)	(5,534.6)

Total			4,761.5	4,683.0	4,712.2

(i) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(ii) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Taxation

The charge for taxation, including deferred tax, for the nine month period ended 31 December 2003 reflects the anticipated effective rate for the year ending 31 March 2004 of 27% (2003: 25%) on the profit before goodwill amortisation and taxation as detailed below:

	Nine months ended 31 December
	2003 £m	2002 £m
Profit on ordinary activities before taxation	552.8	483.1
Adjusting item—goodwill amortisation	98.5	105.3

Profit on ordinary activities before goodwill amortisation and taxation	651.3	588.4

4 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 31 December		Nine months ended 31 December
	2003	2002	2003	2002
Basic earnings per share
Profit for the period (£ million)	155.1	150.9	372.9	329.3
Weighted average share capital (number of shares, million)	1,829.0	1,844.9	1,829.3	1,843.4

Diluted earnings per share
Profit for the period (£ million)	157.8	150.9	377.1	329.3
Weighted average share capital (number of shares, million)	1,924.4	1,847.3	1,877.8	1,847.3

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust in respect of certain of the group’s employee share schemes and the convertible bonds.

(b) The calculation of earnings per ordinary share, on a basis which excludes goodwill amortisation, is based on the following adjusted earnings:

	Three months ended 31 December		Nine months ended 31 December
	Continuing operations and Total 2003 £m	Continuing operations and Total 2002 £m	Continuing operations and Total 2003 £m	Continuing operations 2002 £m	Discontinued operations 2002 £m	Total 2002 £m
Profit for the period	155.1	150.9	372.9	321.7	7.6	329.3
Adjusting item—goodwill amortisation	31.7	34.0	98.5	105.3	—	105.3

Adjusted earnings	186.8	184.9	471.4	427.0	7.6	434.6

ScottishPower assesses the performance of the group by adjusting earnings per share, calculated in accordance with FRS 14, to exclude items it considers to be non-recurring or non-operational in nature and believes that the exclusion of such items provides a better comparison of business performance. Consequently, an adjusted earnings per share figure is presented for all periods.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective financial periods (after adjusting for the effect of shares held in trust).

	31 December 2003	31 December 2002	31 March 2003
Net assets (as adjusted) (£ million)	4,593.4	4,573.1	4,600.1
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,829.4	1,845.1	1,845.6

5 Dividends per ordinary share

The third interim dividend of 4.75 pence per ordinary share is payable on 15 March 2004 to shareholders on the register at 13 February 2004. This dividend, together with the interim dividends already paid, represents total dividends of 14.25 pence per ordinary share for the nine months ended 31 December 2003.

In the previous year, a third interim dividend of 7.177 pence was declared for the quarter ended 31 December 2002, representing total dividends of 21.531 pence per ordinary share for the nine months ended 31 December 2002.

6 Statement of total recognised gains and losses

	Nine months ended 31 December
	2003 £m	2002 £m
Profit for the period	372.9	329.3
Exchange movement on translation of overseas results and net assets	(444.2)	(458.3)
Translation differences on foreign currency hedging	386.5	437.2
Tax on translation differences on foreign currency hedging	—	(40.9)

Total recognised gains and losses for the period	315.2	267.3

7 Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the period and equity shareholders’ funds are set out in the tables below.

	Nine months ended 31 December
	2003 £m		2002 £m
(a)Reconciliation of profit for the financial period to US GAAP:
Profit for the financial period under UK GAAP	372.9		329.3
US GAAP adjustments:
Amortisation of goodwill	98.5		105.3
US regulatory net assets	(64.5)		(86.4)
Pensions	(0.2)		1.6
Depreciation on revaluation uplift	1.4		1.5
Decommissioning and mine reclamation liabilities	(5.5)		(18.6)
PacifiCorp Transition Plan costs	(25.1)		(12.2)
Business combinations	—		(23.8)
FAS 133	241.9		191.8
Other	(5.3)		(16.9)

	614.1		471.6
Deferred tax effect of US GAAP adjustments	3.1		30.0

Profit for the period under US GAAP before cumulative adjustment for FAS 143 (2002 C15 and C16)	617.2		501.6
Cumulative adjustment for FAS 143 (2002 C15 and C16)	(0.6)		141.1

Profit for the period under US GAAP	616.6		642.7

Earnings per share under US GAAP	33.71	p	34.86	p

Diluted earnings per share under US GAAP	33.06	p	34.79	p

The adjustment described as ‘FAS 133’ comprises FAS 133 and subsequent revising standards, FAS 138 and FAS 149, together with guidance issued by the Derivatives Implementation Group (‘DIG’).

The cumulative adjustment to the profit under US GAAP for the nine months ended 31 December 2003 of £(0.6) million (net of tax) represents the cumulative effect on US GAAP earnings of adopting FAS 143 ‘Accounting for Asset Retirement Obligations’ effective from 1 April 2003.

The cumulative adjustment to the profit under US GAAP for the nine months ended 31 December 2002 of £141.1 million (net of tax) represented the cumulative effect on US GAAP earnings of adopting revised FAS 133 guidance effective from 1 April 2002 issued by the DIG under Issue C15 ‘Normal Purchase and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity’ and Issue C16 ‘Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and Purchased Option Contract’.

(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:

	31 December 2003 £m	31 December 2002 £m	31 March 2003 £m
Equity shareholders’ funds under UK GAAP	4,699.6	4,610.4	4,638.3
US GAAP adjustments:
Goodwill	572.3	572.3	572.3
Business combinations	(201.1)	(214.6)	(226.3)
Amortisation of goodwill	125.9	15.1	51.0
ESOP shares held in trust	(30.0)	(37.3)	(38.2)
US regulatory net assets	833.0	900.5	1,007.9
Pensions	(394.3)	228.3	(412.8)
Dividends	87.3	132.1	132.2
Revaluation of fixed assets	(54.0)	(54.0)	(54.0)
Depreciation on revaluation uplift	11.9	10.0	10.5
Decommissioning and mine reclamation liabilities	(7.3)	19.9	0.4
PacifiCorp Transition Plan costs	26.8	62.0	56.1
FAS 133	102.4	(123.2)	(66.8)
Other	(10.4)	(17.4)	(12.1)
Deferred tax:
Effect of US GAAP adjustments	(147.6)	(302.6)	(157.4)
Effect of differences in methodology	(17.6)	(16.9)	(21.4)

Equity shareholders’ funds under US GAAP	5,596.9	5,784.6	5,479.7

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The FAS 133 adjustment included within equity shareholders’ funds at 31 December 2003 of £102.4 million includes a net liability of £294.3 million which is subject to regulation and is therefore offset by a US regulatory asset of £294.3 million included within ‘US regulatory net assets’ above.

8 Contingent liabilities

There have been no material changes to the group’s contingent liabilities disclosed in the 2002/03 Annual Report & Accounts.

9 Exchange rates

The exchange rates applied in the preparation of the quarterly Accounts were as follows:

Nine months ended 31 December
	2003		2002
Average rate for quarters ending
30 June	$1.62/	£	$1.46/	£
30 September	$1.61/	£	$1.55/	£
31 December	$1.71/	£	$1.57/	£
Closing rate as at 31 December	$1.79/	£	$1.61/	£

The closing rate for 31 March 2003 was $1.58/£.

Independent Review Report

to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the quarterly report, which comprises the Group Profit and Loss Accounts, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 December 2003 and for the nine months ended 31 December 2003.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

4 February 2004